EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm in this Registration Statement on Form S-8 for the registration of 2,046 shares of common stock of Wintrust Financial Corporation that may be issued upon exercise of outstanding stock options previously granted by Hinsbrook Bancshares, Inc. and to the incorporation by reference therein to our report dated March 3, 2006 with respect to the consolidated financial statements of Wintrust Financial Corporation, Wintrust Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Wintrust Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2005 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, Illinois
August 28, 2006